SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

TAT TECHNOLOGIES LTD.
(Name of Registrant)

  Giborei Israel 7, Netanya 4250407, Israel
(Address of Principal Executive Office)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

TAT Technologies Ltd.

6-K Items

1.	Press Release dated June 13, 2023 re TAT Technologies Ltd. announces the receipt of a first customer’s order for an overhaul of APU331-500 engine serving on the Boeing 777 fleet.

ITEM 1

Press Release

TAT Technology through its North Carolina subsidiary –
Piedmont Aviation Components, received a first customer’s
order for an overhaul of APU331-500 engine serving on the
Boeing 777 fleet.

2 years after signing the strategic deal with Honeywell, TAT completed its investments in machines and equipment. The
company received its first customer’s order after completion of the certification process.

Last week the company announced its results for the first
quarter of 2023 with an increase in revenues of 26.6% to $25.2 million and positive net profits, compared to the same quarter in 2022.

Netanya, Israel, June 13, 2023. TAT Technologies (Nasdaq TATT) a leading supplier of OEM products and MRO services for the defense and commercial aviation industry, informed on receiving a first customer’s order for the repair of APU331-500 from one of North America Cargo carriers.

Mr. Zamir CEO and President of TAT Technologies said:” this order is the first of many orders to come, part of our penetration strategy to the MRO market of the APU 331-500. Establishing this line of business after 2 years of investment is a breakthrough that will serve our growth strategy for the coming years, as well as improve our margins and profits.”

“We continue our investments and expect to be ready to provide MRO services for the APU131 (serving the Boeing 737 fleet and Airbus 319-20-21 fleet) by the second half of 2023.”

Mr. Zamir added:” Last week we announced our results for the first quarter of 2023 which was the second consecutive quarter of increase in revenues, gross profits and margins, EBITDA, and the shift to net profits. We expect the improvement in our results to continue in the coming quarters, and such improvement to enhance the value to our shareholders”.

About TAT Technologies LTD

TAT Technologies Ltd. is a leading provider of services and products to the commercial and military aerospace and ground defense industries. TAT operates under four segments: (i) Original equipment manufacturing (“OEM”) of heat transfer solutions and aviation accessories through its Gedera facility; (ii) MRO services for heat transfer components and OEM of heat transfer solutions through its Limco subsidiary; (iii) MRO services for aviation components through its Piedmont subsidiary; and (iv) Overhaul and coating of jet engine components through its Turbochrome subsidiary. TAT controlling shareholders is the FIMI Private Equity Fund.

TAT’s activities in the area of OEM of heat transfer solutions and aviation accessories primarily include the design, development and manufacture of (i) broad range of heat transfer solutions, such as pre-coolers heat exchangers and oil/fuel hydraulic heat exchangers, used in mechanical and electronic systems on board commercial, military and business aircraft; (ii) environmental control and power electronics cooling systems installed on board aircraft in and ground applications; and (iii) a variety of other mechanical aircraft accessories and systems such as pumps, valves, and turbine power units.

TAT’s activities in the area of MRO Services for heat transfer components and OEM of heat transfer solutions primarily include the MRO of heat transfer components and to a lesser extent, the manufacturing of certain heat transfer solutions. TAT’s Limco subsidiary operates an FAA-certified repair station, which provides heat transfer MRO services for airlines, air cargo carriers, maintenance service centers and the military.

TAT’s activities in the area of MRO services for aviation components include the MRO of APUs, landing gears and other aircraft components. TAT’s Piedmont subsidiary operates an FAA-certified repair station, which provides aircraft component MRO services for airlines, air cargo carriers, maintenance service centers and the military.

TAT’s activities in the area of overhaul and coating of jet engine components includes the overhaul and coating of jet engine components, including turbine vanes and blades, fan blades, variable inlet guide vanes and afterburner flaps.

For more information of TAT Technologies Ltd., please visit our web-site:
www.tat-technologies.com

Contact:
Mr. Ehud Ben-Yair
Chief Financial Officer
Tel: 972-8-862-8503
ehudb@tat-technologies.com

Safe Harbor for Forward-Looking Statements

This press release contains forward-looking statements which include, without limitation, statements regarding possible or assumed future operation results. These statements are hereby identified as "forward-looking statements" for purposes of the safe harbor provided by the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties that could cause our results to differ materially from management's current expectations. Actual results and performance can also be influenced by other risks that we face in running our operations including, but are not limited to, general business conditions in the airline industry, changes in demand for our services and products, the timing and amount or cancellation of orders, the price and continuity of supply of component parts used in our operations, the change of control that will occur on the sale by the receiver of the Company’s shares held by our previously controlling stockholders, and other risks detailed from time to time in the Company's filings with the Securities Exchange Commission, including, its annual report on form 20-F and its periodic reports on form 6-K. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAT TECHNOLOGIES LTD.
(Registrant)

By:	/s/ Ehud Ben-Yair
Ehud Ben-Yair
Chief Financial Officer

Date: June 13, 2023